Contact

www.linkedin.com/in/dianneaustin
(LinkedIn)
www.CoilsToLocs.com (Company)
www.NaturalHaircareNews.com
(Blog)

Top Skills

Diversity & Inclusion

Diversity Training

Cultural Diversity

Honors-Awards

Top 25 Influencers: The Pulse of HR

2018 Audre Lorde Spirit of Fire
Award

Everyday Amazing Healthcare
Professional

Roxbury Innovation Center Pitch
Competition Grand Prize Winner

Most Impactful Black Women in
Boston, 2021

Publications

Quick Fix HR For Small Businesses:
How To Find and Hire The Best
Employees, A Step-By-Step
"Employee Hiring Guide

How To Supervise: What Your Boss
Never Told You Before You Took
The Job

Dianne Austin

CEO, Co-Founder, Coils to Locs | Invest: CoilstoLocs.com/Wefunder
Dorchester, Massachusetts, United States

Summary

I am the CEO and co-founder of the startup: Coils to Locs,
CoilstoLocs.com, LI: https://www.linkedin.com/in/coilstolocs/ which
addresses a healthcare disparity facing women of color touched by
medical related hair loss.

I created and co-manage Natural Hair Care News, (http://
www.NaturalHairCareNews.com), which addresses the socio/political
aspects of wearing natural (Afro textured) hair. Check out our
iTunes podcast at http://www.naturalhaircarenews.com/iTunes.

Specialties: Career and professional development, employee
relations, recruitment and diversity hiring, training, compensation,
organizational development, workforce diversity and HR consulting
to small businesses. Social media, internet marketing, writing.

Experience

Coils to Locs
CEO & Co-Founder
January 2017 - Present (6 years 1 month)
Dorchester, MA

Coils to Locs, is a hair prostheses (wigs for medical hair loss) supplier to
hospitals and hair loss salons. We specialize in ethnically inspired tightly
coiled and curly wigs for Black women experiencing hair loss. Connect on
Social Media:

FB: https://www.facebook.com/CoilsToLocs/
IG: https://www.instagram.com/coilstolocswigs/

Massachusetts General Hospital
12 years 8 months

Director Of Diversity, Inclusion & Engagement
August 2018 - October 2022 (4 years 3 months)
Boston

Created/led diversity and inclusion activities that supported MGH's workforce development mission specific to internal and external pipeline development and community engagement. Consulted with diverse stakeholders at all levels on concerns ranging from diversity recruitment, retention, and engagement to sensitive issues through a diversity lens.

Workforce Diversity Program Manager
March 2010 - August 2018 (8 years 6 months)

Helped to increase the level of diversity in the organization by working in partnership with recruiters, business partners, and other diverse stakeholders, with a particular focus on developing our internal diverse staff through targeted programming and other initiatives at the hospital.

Identified internal staff for leadership/career development opportunities and connected staff with opportunities to raise their profile within the organization.

Managed career development programming.

Community outreach and engagement with diverse organizations.

Harvard University Graduate School of Education
Assistant Director of Human Resources
February 2000 - February 2010 (10 years 1 month)
Cambridge, Massachusetts

Provided indepth HR management consultation to new, mid, and senior level managers and staff in the areas of Employee Relations, Recruitment, Compensation, Training and Organizational Development.

Developed a series of staff colloquiums for the Dean's Office with a focus on career development for staff.

Massachusetts General Hospital
H.R. Generalist
April 1995 - February 2000 (4 years 11 months)
Boston

Provided recruitment and employee relations support and consultation to a variety of managers both clinical and non-clinical.

Massachusetts Eye and Ear Infirmary
HR Generalist
1987 - 1993 (6 years)

Partnered with managers at all levels to provide recruitment and employee relations services.

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Education

Babson Black Women's Entrepreneurial Leadership (BWEL) Program
Entrepreneurship/Entrepreneurial Studies · (January 2021 - June 2021)

Emerson College
B.S., Communications

Boston University
Master of Science (M.S.) (on Hiatus-incomplete), Human Resources Management · (2014 - 2015)

The Partnership
Fellow · (2012 - 2012)

Harvard University
Certificate/Administrative Fellowship Program · (2001 - 2002)